CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

September 18, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CAI International, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 6, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2013
File No. 1-33388

Dear Mr. O’Brien:

CAI International, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 4, 2013 relating to the above-referenced Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended June 30, 2013 and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  For convenience, the Staff’s comments are set forth below followed by our responses.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition, page 30

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 33

1.	Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. Please revise your results of operations discussion to address the following:

•	Please provide a more robust discussion of the reasons for the changes in your revenues from period-to-period. For example, on page 33, you indicate that increase in rental revenue was due to a $46.9 million increase in rental revenue attributable to a 44% increase in the average number of TEUs and $3.0 million of revenue from the lease of railcars, partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012. However, it is not clear why there was a significant increase in the average number of TEUs or why there was a significant decrease in average per diem rates. In regard to the decrease in per diem rates, we note that there was an increase of 20% in per diem rates in the prior year. Please address whether the decrease in per diem rates from the prior year represents a trend that you expect to continue in the future. With regard to your management fee revenue, you indicate that the decrease was due to a 14% reduction in the size of the average on lease managed container fleet, partially offset by an increase in arrangement fees earned. However, you do not quantify the impact of each factor that contributed to the overall decrease. Please also address the reasons for the decline in managed container fleet and the increase in arrangement fees. In your Q4 2012 earnings call transcript, you indicate that you purchased 71,000 TEU from one of your managed portfolios. Please also discuss and quantify the impact of this transaction on your management fee revenue and whether this represents a trend in your business as well; and

•	You indicate that your year to date effective tax rate for 2012 was 13.2% as compared to 17.9% in 2011. Please expand your discussion of income taxes to better discuss your effective tax rate for each period with reference to your reconciliation of the U.S. statutory income tax rate to the effective tax rate in your financial statements. Please also address the underlying material reasons for the change in your effective tax rate from period to period. You also disclosed that the lower effective tax rate was due to a higher proportion of pretax income being generated by your foreign operations where income tax rates are lower than in the U.S. Please discuss which foreign jurisdictions had the most significant impact on your effective tax rate, as applicable.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Response:  In response to the Staff’s comments, the Company will enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its future periodic filings, where appropriate, to provide better quantification and clarification of the various factors affecting the Company’s financial condition and results of operations for the applicable periods.  Below is further discussion of the various factors affecting the Company’s revenue and income taxes, along with examples of the type of disclosure that will appear in future filings.

Revenue

The drivers behind movements in rental revenue and management fee revenue are discussed in detail in the “Overview” and “Key Metrics” sections of MD&A on pages 30 and 31 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Company considers that a combination of the disclosure contained in the “Results of Operations” section and the ”Overview” and “Key Metrics” sections referred to above, provide sufficient data to enable a reader to adequately understand the drivers behind movements in revenue.

However, the Company will revise its disclosure in future filings to better quantify the impacts of various factors on the Company’s revenue.  Set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Company will include similar disclosure as appropriate in future filings.

Rental Revenue. Rental revenue increased $46.3 million, or 43%, to $153.0 million for the year ended December 31, 2012, from $106.7 million for the year ended December 31, 2011. This was primarily due to a $46.9 million increase in rental revenue attributable to a 44% increase in the average number of TEUs of owned containers on lease and $3.0 million of revenue from the lease of railcars by CAI Rail, a business that commenced operation in 2012. We made investments in containers during the year ended December 31, 2012, which increased the average size of the owned fleet by 46%, although the impact on rental revenue was partially offset by a reduction in the average utilization of our owned fleet from 97.9% in the year ended December 31, 2011 to 96.6% in the year ended December 31, 2012.  The increase in rental revenue was partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012, reflecting the competitive market conditions that we are currently facing.

Management Fee Revenue. Management fee revenue for the year ended December 31, 2012 was $12.1 million, a decrease of $0.9 million, or 7%, from $13.0 million for the year ended December 31, 2011. The decrease was primarily due to a 14% reduction in the size of the average on-lease managed container fleet due to our purchase of previously managed container portfolios, which resulted in a decrease to management fee revenue of approximately $2.0 million, partially offset by a $1.1 million increase in arrangement fees.

Per diem rates (which increased in 2011 but decreased in 2012), are driven by market forces and by the mix of the types of equipment in our fleet at any given point in time.  Furthermore, per diem rates in any given period will be influenced by any significant additions to our fleet as new units are generally acquired at a higher cost than used units and carry a corresponding higher lease rate than older units. Movements in any one period are not necessarily reflective of a trend to be continued in the future.  Similarly, the purchase by the Company of previously managed container portfolios and the increase in CAIJ’s arrangement fees, are driven by prevailing market conditions, and are not necessarily indicative of future trends.

Income Tax

The Company will revise its disclosure in future filings to better quantify the impacts of various factors on the Company’s income taxes.  Set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Company will include similar disclosure as appropriate in future filings.

Income Tax Expense. Income tax expense of $9.8 million for the year ended December 31, 2012 decreased $1.3 million from $11.1 million for the year ended December 31, 2011. The effective tax rate for the year ended December 31, 2012 was 13.2% compared to an effective tax rate of 17.9% for the year ended December 31, 2011. The proportion of our on-lease owned fleet owned by subsidiary companies in Barbados and Bermuda, where income tax rates are lower than in the U.S., increased from approximately 61% in the year ended December 31, 2011 to 79% in the year ended December 31, 2012.  The increase in the proportion of the fleet owned by our international subsidiaries has led to a corresponding increase in the proportion of pretax income generated in lower tax jurisdictions, resulting in a decrease in the effective tax rate.  Footnote 9 of the accompanying consolidated financial statements includes a reconciliation between the statutory U.S. income tax rate and the effective tax rate for the years ended December 31, 2012 and 2011.  Foreign tax differentials for those years of $17.3 million and $11.9 million, respectively, are the primary reasons for the effective tax rates in both years being below the statutory U.S. rate.

Liquidity and Capital Resources, page 37

General

2.	Given the adverse trends in your free cash flows during fiscal 2010, 2011, 2012 and the six months ended June 30, 2013, it is unclear how you can meet your long-term liquidity obligations. On page 37, you disclose that all of your facilities contain restrictive financial covenants such as maximum consolidated funded debt to consolidated tangible net worth ratio and minimum fixed charge coverage ratio. Please tell us the required financial debt covenant measures as well as the corresponding actual measures for the periods ended December 31, 2012 and June 30, 2013, for all of your debt agreements. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. For each covenant, please tell us how you concluded that you will most likely meet the debt covenant requirement for the following 12 months given that you will apparently need to increase your borrowings in order to meet short-term liquidity needs. We remind you that Section 501.02 of the Financial Reporting Codification requires that you quantify all of this information in future filings unless you can objectively conclude that in spite of the adverse liquidity trends, future noncompliance with existing debt covenants is unlikely to occur. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In future filings, please also disclose if there are any subjective acceleration provisions or any cross default provisions in your debt agreements.

Response:  The Company respectfully notes that it is not certain how the Staff defines free cash flow, which is not a GAAP measure.  The Company’s primary cash usage is for the purchase of long-lived revenue generating assets, typically funded by long-term debt, which generate committed cash flows over many years.   The Company attempts to match repayment requirements of such long-term debt with the expected long-term revenue generation of the assets. The Company reviews its liquidity needs by looking at its cash on hand, the expected cash generation from its business and the amount of committed financing facilities that can be used to meet short term working capital needs.  Historically, the Company has not made long term commitments to acquire additional assets without committed financing in place for the acquisition of those assets.

All of the Company’s debt arrangements contain the same restricted financial covenants, which are as follows:  (i) a maximum consolidated funded debt to consolidated tangible net worth ratio not to exceed 3.75 to 1.00 (the “Leverage Ratio”); and (ii) a minimum fixed charge coverage ratio of at least 1.20 to 1.00 (the “Coverage Ratio”).  As of December 31, 2012 and June 30, 2013, the Company’s actual Leverage Ratio was 2.77 to 1.00 and 3.01 to 1.00, respectively.  As of December 31, 2012 and June 30, 2013, the Company’s actual Coverage Ratio was 2.52 to 1.00 and 2.04 to 1.00, respectively.  The Company considers itself to have significant headroom within the financial covenants (approximately 25% for the Leverage Ratio and 40% for the Coverage Ratio), and therefore does not believe at this time that it is reasonably likely that it will not meet the financial covenants under its debt arrangements.

The Company does not believe that additional borrowings are required to meet short-term liquidity needs; such needs could be met from operating cash flow if necessary.  Short-term debt obligations as disclosed in the “Contractual Obligations and Commercial Commitments” section on page 27 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 were $100.4 million.  Based on the operating cash flow for the six months ended June 30, 2013 of $58.5 million, operating cash flow for the 12 months following June 30, 2013 is likely to be roughly double that amount, or approximately $117.0 million.

For the reasons referred to above, the Company currently does not propose to include additional disclosure in future filings concerning potential non-compliance with debt covenants.  However, if the Company determines in the future that it is reasonably likely that it will not be able to meet its financial covenants under its debt arrangements, the Company will include disclosure in its future filings of the actual ratios for such covenants as of the relevant reporting date along with specific computations used to arrive at the actual ratios and, if relevant, reconciliations to U.S. GAAP amounts.

Certain of the Company’s debt agreements include cross default provisions.  The Company will revise its disclosure in future filings to include details of these provisions.

The Company’s debt agreements do not include any subjective acceleration provisions. If such provisions are included in future debt agreements, the Company will disclose such provisions in future filings.

Operating Activities Cash Flow, page 39

3.	Net cash provided by operating activities of $106.8 million for the year ended December 31, 2012, increased $34.7 million from $72.1 million for the year ended December 31, 2011. You indicate that the increase was primarily due to a $34.9 million increase in net income as adjusted for non-cash items such as depreciation and amortization, partially offset by movements in net working capital. In your discussions of operating cash flows, please discuss the changes in your working capital components in future filings. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as accounts receivables, prepaid expenses and other assets, accounts payable, accrued expense and other liabilities and due to container investors. In future filings, please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to better describe the changes in the working capital components of net cash provided by operating activities in the periods presented.  Set forth below is a draft of proposed expanded disclosure using the data contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.  The Company will include similar disclosure as appropriate in future filings.

Operating Activities Cash Flows

    Net cash provided by operating activities of $106.8 million for the year ended December 31, 2012 increased $34.7 million from $72.1 million for the year ended December 31, 2011. The increase was primarily due to a $34.9 million increase in net income as adjusted for non-cash items such as depreciation and amortization, partially offset by movements in net working capital. Net working capital increased by $3.7 million in the year ended December 31, 2012, due to a $10.5 million increase in accounts receivable, reflecting the growth in rental revenue during the year, a $1.8 million increase in prepaid expenses and other assets, and a $1.5 million decrease in due to container investors, partially offset by a $10.1 million increase in accounts payable, accrued expenses, unearned revenue and other liabilities, primarily caused by the timing of payments.  Net working capital increased by $3.6 million in the year ended December 31, 2011, due to a $3.8 million increase in accounts receivable and a $3.2 million decrease in due to container investors, partially offset by a $2.0 million increase in accounts payable, accrued expenses, unearned revenue and other liabilities, and a decrease of $1.4 million in prepaid expenses and other assets.

Critical Accounting Policies and Estimates, page 41

Accounting for Rental Equipment, page 42

Impairment, page 43

4.	We note your disclosures regarding impairment of rental equipment. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including rental equipment, please disclose the following in future filings:

•	How you determine when rental equipment should be tested for impairment;
•	How frequently you evaluate for the types of events and circumstances that may indicate impairment;
•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your rental equipment; and
•	The carrying value of any rental equipment for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide better insight into management’s judgments in accounting for long-lived assets, including disclosure of the items requested by the Staff’s comment.  Below is an example of the disclosure the Company proposes to include in future filings.

Impairment. On at least an annual basis, we evaluate our rental equipment fleet to determine whether there have been any events or changes in circumstances indicating that the carrying amount of all, or part, of our fleet may not be recoverable.  Events which could trigger an impairment review include, among others, a significant decrease in the long-term average market value of rental equipment, a significant decrease in the utilization rate of rental equipment resulting in an inability to generate income from operations and positive cash flow in future periods, or a change in market conditions resulting in a significant decrease in lease rates.

When testing for impairment, equipment is generally grouped by rental type, and is tested separately from other groups of assets and liabilities. Potential impairment exists when the estimated future undiscounted cash flows generated by an asset group, comprised of lease proceeds and residual values, less operating expenses, are less than the carrying value of that asset group.  If potential impairment exists, the equipment is written down to its fair value.  Fair value is determined based on the market value of the particular equipment type.  We currently do not consider any asset group to have a book value that is not recoverable, or close to being not recoverable, based on our expectation of future undiscounted cash flows.

Form 10-Q for the Period Ended June 30, 2013

(1) The Company and Nature of Operations, page 8

Basis of Presentation, page 8

5.	You disclosed that the accompanying unaudited consolidated financial statements include the financial statements of the Company, your wholly-owned subsidiaries and your 80% owned subsidiary, CAIJ, Inc. However, your statements of income on page 5 show that there was no net income or loss attributable to non-controlling interest for the three and six months ended June 30, 2013. Please advise or revise your disclosure in future filings.

Response:  The Company has historically consolidated 100% of CAIJ, Inc. (“CAIJ”) and not reflected any income or loss attributable to the non-controlling interest due to the immaterial nature of the amounts involved.  For the six months ended June 30, 2013, the net income of CAIJ was approximately $589,000.  The net income attributable to the non-controlling interest is therefore approximately $118,000, an amount which the Company considers to be immaterial, compared to the Company’s consolidated net income for the same period of approximately $33.0 million. The Company will continue to monitor the results of CAIJ and the materiality of the income attributable to the non-controlling interest, and the Company will make changes to the disclosure in future filings, where appropriate.

Legal Proceedings, page 29

6.	You indicate that from time to time you may be a party to litigation matters arising in the ordinary course of business, including in connection with enforcing your rights under your leases. You also indicate that currently you are not a party to any legal proceedings which are material to your business, financial condition or results of operations. In future filings, please revise your disclosure to indicate whether you believe that you are not a party to any legal proceedings which are material to cash flows as well.

Response:  In response to the Staff’s comments, the Company will revise its disclosure in future filings in “Legal Proceedings” to indicate whether it believes it is a party to any legal proceedings which are material to cash flows.

Definitive Proxy Statement on Schedule 14A filed on April 26, 2013

Executive Compensation, page 13

7.	Your disclosure indicates that you paid Mr. Steven J. Garcia a cash bonus equal to 64.7% of his base salary as of December 31, 2012. However, in the summary compensation table, it looks like you have split the approximate amount of cash bonus between the “Bonus” and “Non-Equity Incentive Plan” columns. Please tell us why this presentation is appropriate.

Response:   We assume that the Staff is referring to the bonus paid to Mr. Victor M. Garcia  rather than Mr. Steven J. Garcia.  As disclosed in the section titled “Cash Bonuses” on page 14 of the Proxy Statement, fifty percent (50%) of Mr. Victor M. Garcia’s 2012 cash bonus was based on a subjective evaluation of his overall performance at the discretion of the Compensation Committee.  The other fifty percent (50%) of Mr. Garcia’s 2012 cash bonus was based on an objective measurement of financial and performance metrics of the Company, such as revenue, profit and investment targets, and operational criteria.  The Company believes that the portion of Mr. Garcia’s 2012 cash bonus subject to objective performance measures of the Company meet the definition of an “incentive plan award” under Item 402(a)(6)(iii) of Regulation S-K (as further defined in SEC Release No. 33-8732A) in that the objective performance measures were intended to serve as an incentive for performance over a specified time, the objective performance measures were uncertain at the time the performance measure was established and the performance measures were communicated to Mr. Garcia.  In light of the guidance in Question 119.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Regulation S-K, the Company believes that since half of Mr. Garcia’s 2012 cash bonus was a subjective discretionary bonus while the other half was based on the achievement of objective performance measures, Mr. Garcia’s 2012 cash bonus should be split between the “Bonus” column and the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.  In future years, the Company will continue to analyze the cash bonuses paid to its named executive officers and make appropriate disclosures to clarify whether the cash bonuses are paid based on a subjective discretionary evaluation of each named executive officer’s performance or based on objective performance measures of the Company.

8.	The base salary amounts that you show in the table on page 14 do not match the amounts shown in the summary compensation table for 2011 or 2012. Please tell us the basis of this discrepancy.

Response:  The base salary amounts shown in the table on page 14 of the Proxy Statement do not match the amounts shown in the Summary Compensation Table because the base salary increases in the applicable years were not effective until July 1st of such years.  Therefore, the salary earned by each of our named executive officers shown in the Summary Compensation Table for the applicable years include the then-current salary for half of the year and the new base salary for half of the year.  In the sentence immediately preceding the table on page 14 of the Proxy Statement and in the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” on page 16 of the Proxy Statement, the Company disclosed that base salary increases were effective as of July 1st.  In future filings, the Company will further clarify the effect of any base salary increases on the salary amounts described in the Proxy Statement and reported in the Summary Compensation Table.

* * * *

In connection with responding to the Staff's comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer